Exhibit 99.1

Adams NetWorks selects Sphere 3D’s Virtualization Solutions for Telecom Service Providers

-Automated Virtualization Platform enables Telcos to offer Virtual Desktop and Application Services to SMB Customers-

SAN JOSE, California and MISSISSAUGA, Ontario – December 3, 2014 – Sphere 3D Corporation (TSX-V: ANY, NASDAQ:ANY), a virtualization technology solution provider, is pleased to announce that Adams NetWorks, a subsidiary of Adams Telephone Co-Operative (“Adams”), has selected Sphere 3D to provide a complete self-serve virtualization solution designed to address the needs of their small and medium sized business (“SMB”) customers.

Adams will utilize a proprietary V3 services portal to automatically provision and deliver virtual desktops and applications to education, healthcare, government, and SMB customers. This solution is part of Sphere 3D’s joint offering to telecommunications service providers with Ericsson, a world leader in the rapidly-changing environment of communications and managed services technology.

"There is a tremendous opportunity in the virtualization market that requires a solution with the right price performance benefits” said Jim Broemmer, CEO at Adams Telephone Co-Operative. "Sphere 3D’s automated solution allows us to expand our portfolio of offerings to include economically sound virtual desktop and application services to our customers.”

“We are working closely with Adams to enable them to offer automated virtual computing services with enterprise class security, scalability and robustness to their SMB customers” said Peter Tassiopoulos, President of Sphere 3D. “Often SMBs struggle to make the requisite investment in IT staff and infrastructure for their organizations, yet they require delivery of IT services to their employees. Adams recognized this need and is investing in making these services available to their customers.”

Sphere 3D provides Telcos the ability to seamlessly deliver IT services to their SMB clients, which previously were complex and catered almost exclusively to large enterprises. Sphere 3D integrates appliances, software and storage to enable Telcos to offer easily configurable industry-standard virtual desktops and Glassware 2.0 application virtualization to their customers.

In addition, Telcos can offer customers a choice of Infrastructure as a Service (IaaS), Platform as a Service (PaaS) and Desktop as a Service (DaaS) all through a branded self-serve portal that is an extension of the company’s desktop cloud computing platform.

Adams will deliver customers the Sphere 3D automated virtualization platform from their Quincy, Illinois data center and provide end users a choice of public, private or hybrid cloud options.

About Sphere 3D
Sphere 3D Corporation (TSX-V: ANY, NASDAQ: ANY) is a virtualization technology solution provider with a portfolio of products that address the complete data continuum from active data to data at rest. Dedicated to continue to lead through innovation, Sphere 3D enables the integration of virtual applications, virtual desktops, and storage into workflow, and allows organizations to deploy a combination of public, private or hybrid cloud strategies. Sphere 3D’s Glassware 2.0™ platform delivers virtualization of some of the most demanding applications in the marketplace today, making it easy to move applications from a physical PC or workstation to a virtual environment. Sphere 3D’s V3 converged infrastructure solutions include one of the industry’s first purpose-built appliances for virtualization and the Desktop Cloud Orchestrator management software for VDI. Overland Storage and Tandberg Data, wholly-owned subsidiaries of Sphere 3D, provide an integrated range of technologies and services for primary, nearline, offline, and archival data storage that make it easy and cost-effective to manage different tiers of information over the data lifecycle. For additional information, visit www.sphere3d.com, www.overlandstorage.com, and www.tandbergdata.com.

About Adams
Adams Telephone Co-Operative (www.adams.net) is a state-of-the-art communications company that has been serving Western Illinois since 1952. Through its companies, Adams provides a full range of data, voice and networking services backed by a local fiber optic facility, local and long distance telephone service, high-speed Internet access, and television programming. Adams trusted companies include Adams Telephone Co-Operative, Adams NetWorks, Inc., Adams TelSystems, Inc., and Adams Telcom, Inc.

Safe Harbor Statement
 This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, any increase in our cash needs; possible actions by customers, suppliers, competitors or regulatory authorities; other risks detailed in the Form F-4/A we filed with the SEC; and other risks detailed from time to time in our periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov). We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Media Contact:
Pattie Adams
Director, Global Corporate Communications
+1 408/283-4779
padams@overlandstorage.com

Investor Contact:
MKR Group Inc.
Todd Kehrli or Jim Byers
+1 323/468-2300
ovrl@mkr-group.com